

SEC File Number 008-69807

Statement of Financial Condition

as of

December 31, 2022

and

Report of Independent Registered

Public Accounting Firm

Filed pursuant to Rule 17a-5(e)(3) under the

Securities Exchange Act of 1934 as a

PUBLIC DOCUMENT.

BUCKLER Securities LLC

Table of Contents



Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members and the Board of Directors of BUCKLER Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of BUCKLER Securities LLC (the "Company") as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 22, 2023

We have served as the Company's auditor since 2018.

BUCKLER Securities LLC

Statement of Financial Condition

		December 31, 2022
Assets		
Cash	$	222,790
Securities purchased under agreements to resell		5,268,543,122
Receivables and deposits with brokers, dealers and clearing organization		160,853,982
Prepaid expenses and other		808,525
Lease right of use asset		67,518
Total Assets	$	5,430,495,937
Liabilities and Members' Equity		
Liabilities:		
Securities sold under agreements to repurchase		5,177,246,547
U.S. Treasury securities sold, not yet purchased		143,390,734
Lease liability		67,518
Accounts payable and other accrued expenses		1,294,745
Total Liabilities	$	5,321,999,544
Subordinated Liabilities - allowable as equity in computing net capital		105,000,000
Members' Equity	$	3,496,393
Total Liabilities and Members' Equity	$	5,430,495,937

See accompanying notes to the statement of financial condition.

4

BUCKLER Securities LLC

Notes to Statement of Financial Condition

Note 1 - Organization and Nature of Business

BUCKLER Securities LLC (the "Company") is a Delaware limited liability company. The Company is owned in part by ARMOUR Capital Management LP ("ACM"), ARMOUR TRS Inc. ("ATRS"), a wholly-owned subsidiary of ARMOUR Residential REIT, Inc. ("ARR") and several individuals (collectively the "Members"). The Company is a broker-dealer registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is also a netting member of the Government Securities Division ("GSD") of the Fixed Income Clearing Corporation ("FICC"), an industry clearinghouse for repurchase and reverse repurchase transactions. The Company operates in the United States ("U.S.") and provides financing in the repurchase agreement market for mortgage backed, agency, treasury and corporate securities. The Company acts as a riskless principal in treasury and agency transactions with institutional customers and other broker dealers. The Company also acts as an equity sales agent in the sale of ARR's common and preferred stock under At-the-Market Sales Agreements. The Company does not conduct any retail customer activities. The Company's assets are in U.S. dollars.

Note 2 -Basis of Presentation and Summary of Significant Accounting Policies

The accompanying financial statement has been prepared in accordance with generally accepted accounting principles in the U.S. ("GAAP"). The preparation of the financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Cash

Cash consists of cash on deposit with financial institutions. The Company maintains cash balances which is held at primarily one financial institution and, at times may exceed federally insured limits. The Company believes it is not exposed to significant credit risk due to the financial position and creditworthiness of the depository institution in which the deposits are held.

Special Reserve Account

The Company is required to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" (the "Reserve Account") according to SEC Rule 15c3-3. The Company makes weekly computations to determine the need to deposit funds in the account. At December 31, 2022, the balance of the Reserve Account was zero in accordance with required determinations. Should the Company hold any cash in this Special Reserve Account it would be categorized as restricted cash.

Financial Instruments Owned

Financial instruments owned consists of money market funds invested in U.S. Treasury securities. The instruments are included in Receivables from Clearing Broker (see Note 3).

Income Taxes

The Company is a limited liability company and is treated as a partnership for federal and state income tax purposes. Accordingly, there is no provision for federal and state income taxes as the net income of the Company is included in the income tax returns of the individual members. The Company may become liable for certain state and local income taxes, at which point they will be reflected in the financial statement.

BUCKLER Securities LLC

Notes to Statement of Financial Condition

Securities Purchased and Sold Under Agreements to Resell and Repurchase

Securities purchased under agreements to resell ("reverse repurchase agreements") and securities sold under agreements to repurchase ("repurchase agreements") are accounted for as collateralized financing transactions and are carried at contract value plus accrued interest. See Note 8 for further information on fair value option for reverse repurchase agreements and repurchase agreements. It is the policy of the Company to obtain possession of collateral with market values equal to or in excess of the principal amount loaned under reverse repurchase agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral when appropriate. Reverse repurchase agreements and repurchase agreements are reported net by counterparty when being governed by the same Master Repurchase Agreement ("MRA"), settlement through the same brokerage or clearing account and maturing on the same day.

Under a typical reverse repurchase agreement, the Company purchases Mortgage Backed Securities ("MBS") or U.S. Treasuries from a borrower in exchange for cash and agrees to sell the same securities in the future in exchange for a price that is higher than the original purchase price. The difference between the purchase price originally paid and the sale price represents interest received from the borrower and is recorded as interest income as earned. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral when appropriate.

Repurchase agreements bear interest rates that have historically moved in close relationship to the Federal Funds Rate and the London Interbank Offered Rate ("LIBOR") (prior to its dissolution) and more recently the Secured Overnight Funding Rate ("SOFR"). Under repurchase agreements, the Company sells securities to a lender and agrees to repurchase the same securities in the future for a price that is higher than the original sales price. The difference between the sales price that the Company receives and the repurchase price that it pays represents interest paid to the lender borrower and is recorded as interest expense. A repurchase agreement operates as a financing arrangement under which securities are pledged as collateral to secure a loan which is equal in value to a specified percentage of the estimated fair value of the pledged collateral. The Company retains beneficial ownership of the pledged collateral. At the maturity of a repurchase agreement, the Company is required to repay the loan and concurrently receive back its pledged collateral from the lender or, with the consent of the lender, the Company may renew such agreement at the then prevailing interest rate. The repurchase agreements may require the Company to pledge additional assets to the lender in the event the estimated fair value of the existing pledged collateral declines. Volatility in interest rates and divergence from the historical relationship among these rates could negatively impact the Company's ability to manage its portfolio.

For the period ended December 31, 2022, the Company had the right to sell or repledge all of the securities it had received under reverse repurchase agreements.

As of December 31, 2022, the Company had received securities with a market value of $6,209,684,085 under reverse repurchase agreements and pledged securities with a market value of $5,946,274,527, under repurchase agreements, prior to netting. The Company's counterparties to its repurchase agreements have the right by contract to sell or repledge the Company's pledged securities.

Subsequent events

The Company has evaluated subsequent events through issuance and unless otherwise disclosed, has not identified any recordable or disclosable events.

BUCKLER Securities LLC

Notes to Statement of Financial Condition

Note 3 - Receivables and Deposits with Brokers, Dealers and Clearing Organizations

Amounts receivable and deposits from brokers, dealers and clearing organization at December 31, 2022 consist of the following:

Clearing Corporation Deposits, Cash	$ 5,007,500
Receivable for unsettled sales - net	143,397,169
Receivable from Clearing Corporation	8,278,812
Receivables from Clearing Broker [1]	4,170,501
Total	$ 160,853,982

(1) Included in Receivables from Clearing Broker are $498 of money market funds invested in U.S Treasuries as part of cash sweep programs.

Note 4 - Clearing Arrangements with FICC and Concentration of Credit Risk

At the end of each business day, for every trade submitted to and matched by FICC, the transaction is novated to FICC, thereby FICC becomes the Company's counterparty. Repurchase and reverse repurchase activities are transacted under legally enforceable master repurchase agreements that give the Company, in the event of default by the counterparty, the right to liquidate securities held and to offset receivables and payables with the same counterparty. The Company offsets repurchase and resale transactions with the same counterparty on the Company's Statement of Financial Condition where it has such a legally enforceable master netting agreement and the transactions have the same maturity date.

Included in securities purchased under agreements to resell and sold under agreements to repurchase on the Statement of Financial Condition are amounts under contracts with FICC. In accordance with applicable accounting guidance, netting is applied to the FICC reverse repurchase agreements and FICC repurchase agreements balances.

The following table presents the gross and net securities purchased under agreements to resell and sold under agreements to repurchase at December 31, 2022.

	Gross Balance	Amounts netted on the Statement of Financial Condition	Statement of Financial Condition
Assets:			
Securities purchased under agreements to resell	$ 6,048,508,125	$ 779,965,003	$ 5,268,543,122
Liabilities:			
Securities sold under agreements to repurchase	$ 5,957,211,550	$ 779,965,003	$ 5,177,246,547

No other netting has been applied to the reverse repurchase agreement and repurchase agreement balances. At December 31, 2022 the Company had one customer, which is an affiliate, whose individual balances accounted for 10% or more of total securities purchased under agreements to resell of $3,963,591,067 prior to netting on the Statement of Financial Condition. At December 31, 2022 the Company had one customer, which is an affiliate, whose individual balances accounted for 10% or more of total securities sold under agreements to repurchase of $706,208,513 prior to netting on the Statement of Financial Condition.

Note 5 - Subordinated Liabilities

Subordinated liabilities at December 31, 2022 consisted of a $105,000,000 unsecured loan from ATRS. The loan matures on May 1, 2025, with an automatic annual renewal thereafter. With FINRA approval, the Company may prepay all or a portion of the principal amount. The loan is not callable by ATRS. ATRS may indicate on or before the day thirteen months preceding the scheduled maturity date that the scheduled maturity date will not be extended.

The loan has a stated interest rate of 0% with an additional variable rate ("Additional Interest") computed based on the amount of interest earned by the Company upon the investment of the proceeds of the loans in any securities, cash balances or other assets held in any clearing account, reserve account, liquidity account, sweep account, bank account, brokerage account or other similar account. If the proceeds of the loan is commingled with other funds for the purpose of such investments, the earnings therefrom shall be equitably pro-rated for purposes of calculating the amount of Additional Interest payable. The Additional Interest is calculated quarterly in arrears and is required to be paid to within fifteen business days of the close of each calendar quarter. At December 31, 2022, $900,102 of interest was payable on the loan.

The subordinated loan meets the requirements to be allowable as equity in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Note 6 - Related Party Transactions

Securities Purchased Under Agreements to Resell

For the period ended December 31, 2022, the Company entered into reverse repurchase agreements with ARR. At December 31, 2022, the Company had $3,926,750,241 of open reverse repurchase agreements with ARR with accrued interest receivable of $11,835,135.

Securities Sold Under Agreements to Repurchase

For the period ended December 31, 2022, the Company entered into repurchase agreements with ARR. At December 31, 2022, the Company had $679,276,000 of open repurchase agreements with ARR with accrued interest payable of $1,926,819.

Uncommitted Revolving Credit Facility and Security Agreement

On February 22, 2021, the Company entered into an uncommitted revolving credit facility and security agreement ("the Facility") with ARR. Under the terms of the Facility, ARR may, in its sole and absolute discretion, provide drawings to the Company up to $50,000,000. Interest on drawings is payable monthly at the Federal Reserve Bank of New York secured overnight financing rate plus 2% per annum. To date the Company has not used the facility.

Financing Gross Profit Rebate

The Company is required to rebate to ARR quarterly an allocated share of financing gross profit as a reduction of interest on reverse repurchase agreements earned from ARR. Financing Gross Profit is defined as the difference between interest charged on reverse repurchase agreements with ARR minus the expenses incurred by the Company to fund the reverse repurchase agreements with ARR subject to a floor of $306,250 per annum which expired at the end of the first quarter of 2022. At December 31, 2022, nil was payable to ARR.

Expense Sharing Agreement with ARMOUR Capital Management LP

The Company has entered into an expense and office sharing agreement with ACM for the provision by ACM of certain services and access to certain resources of ACM to the Company. The Company receives a monthly allocation from ACM of certain office costs including the cost of certain employees providing services to the

Company in accordance with the agreement. Costs allocated consisted primarily of salaries and compensation. At December 31, 2022, there was $24,972 owed to ACM.

Note 7 - Commitments and Contingencies

Commitments

For the period ended December 31, 2022 the Company had forward commitments to enter into repurchase agreements in the amounts of $900,000,000 and reverse repurchase agreements of in the amounts of $601,335,000.

As the Company is a member of the GSD of the FICC, it is required to participate in the FICC's Capped Contingency Liquidity Facility ("CCLF"). The CCLF creates overnight repos between the FICC and each of its solvent firms so that, if a firm fails, the funding to offset its portfolio would be sourced across the FICC's GSD membership. As of December 31, 2022 as calculated by FICC based on membership size and volumes, the Company's commitment to the CCLF was $65,131,579. The commitment has not been utilized.

Software License and Technology Commitments

The Company has entered into an open ended software license and maintenance agreement with a third party software vendor (the "Software Provider"), whereby the Software Provider agreed to provide the Company certain software and maintenance services. The agreement provides for the Company to pay a minimum monthly fee of $55,000 to the Software Provider.

Leases

On June 30, 2020, the Company signed a 3 year lease agreement for office space in Greenwich, Connecticut. The Company recognizes a right of use asset and corresponding lease liability on its Statement of Financial Condition. The minimum lease liability under the agreement is as follows:

Year ended December 31, 2023	$	83,290

Subsequent to December 31, 2022 the Company signed a new office lease in Greenwich, Connecticut which expires in 2028. The minimum lease liability over the 8- year term ranges from $134,000 to $147,000.

General

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's potential exposure under these arrangements would involve potential future claims that may be made against the Company that have not yet occurred. However, the Company expects the risk of loss to be remote based on currently available information.

Note 8 - Fair Value Option for Resale and Repurchase Agreements

The financial instruments guidance in ASC 825 Financial Instruments ("ASC 825") provides a measurement basis election for most financial instruments and ASC 825-10 permits reporting entities to apply the fair value option on an instrument-by-instrument basis. Accounting for financial assets and financial liabilities provides an option that allows entities to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities. Changes in fair value are recognized in earnings as they occur for those assets and liabilities for which the election is made. The election is made on an instrument by instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. The Company has not elected the fair value option for resale agreements and repurchase agreements.

BUCKLER Securities LLC

Notes to Statement of Financial Condition

Note 9 - Fair Value of Measurement

ASC 820, Fair Value Measurements and Disclosures ("ASC 820"), establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The Company's valuation techniques for financial instruments use observable and unobservable inputs. Observable inputs reflect readily obtainable data from third party sources, while unobservable inputs reflect management's market assumptions. The three levels of the fair value hierarchy under ASC 820 are as follows:

Level 1 Inputs - Quoted prices for identical instruments in active markets.

Level 2 Inputs - Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3 Inputs - Prices determined using significant unobservable inputs. Unobservable inputs may be used in situations where quoted prices or observable inputs are unavailable (for example, when there is little or no market activity for an investment at the end of the period). Unobservable inputs reflect management's assumptions about the factors that market participants would use in pricing an asset or liability, and would be based on the best information available.

Inputs broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk. The Company uses actively quoted market prices as the primary input to its valuation.

An individual investment's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes "observable" may require judgment by the Company's management. The Company considers observable data to be that market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by multiple, independent sources that are actively involved in the relevant market. The categorization of an investment within the hierarchy is based upon the pricing transparency of that investment and does not necessarily correspond to the Company's perceived risk of that investment.

The carrying amounts of the Company's financial assets and liabilities, including cash, receivables and deposits with clearing organization (excluding money market funds which are carried at fair value), payables, certain securities purchased under agreements to resell, and certain securities sold under agreements to repurchase approximate fair value, and therefore are excluded from the table below, because of the short-term maturity of these instruments. At December 31, 2022 the Company had no assets or liabilities held at fair value aside from its investments in money market funds which are carried at fair value.

Notes to Statement of Financial Condition

The following table provides the carrying value and estimated fair value, by level within the fair value hierarchy of our financial assets and liabilities at December 31, 2022.

| | Carrying Value | Estimated Fair Value Hierarchy | | | Total Fair Value |
		Level 1	Level 2	Level 3	December 31, 2022
Financial Assets:					
Cash	$ 222,790	$ 222,790	$ —	$ —	$ 222,790
Securities purchased under agreements to resell	5,268,543,122	—	5,268,543,122	—	5,268,543,122
Receivables and deposits with brokers, dealers and clearing organization	160,853,982	498	160,853,484	—	160,853,982
Total Assets	$ 5,429,619,894	$ 223,288	$5,429,396,606	$ —	$ 5,429,619,894
Liabilities:					
Securities sold under agreements to repurchase	$ 5,177,246,547	$ —	$5,177,246,547	$ —	$ 5,177,246,547
U.S. Treasury securities sold, not yet purchased	143,390,734	143,390,734	—	—	143,390,734
Subordinated loan	105,000,000	—	94,199,394	—	94,199,394
Total Liabilities	$ 5,425,637,281	$ 143,390,734	$5,271,445,941	$ —	$ 5,414,836,675

Note 10 - Securities Financing

In accordance with FASB ASC 860-30-50-7, the following table presents the remaining contractual maturity of the gross MBS securities purchased under agreements to resell.

	Overnight and Open	Up to 30 days	30-90 days	Greater than 90 days	Total
December 31, 2022	$ 440,419,918	$ 5,608,088,207	$ —	$ —	$ 6,048,508,125

Note that the collateral pledged as part of repurchase and resell agreements are subject to changes in market price and thus may decline in value during the time of the agreement. In this case, the Company (under a repurchase agreement) or a customer (under a resale agreement) may be required to post additional collateral to the counterparty to appropriately collateralize the contract (and similarly may receive a portion of the collateral posted back when the collateral posted experiences a market value increase). The market value of the collateral posted is reviewed by the Custodian's risk function, and these risks are managed using a variety of mechanisms including review of the type and grade of securities posted as collateral and the Company entering into offsetting agreements to hedge a decline in the market value of collateral posted.

Note 11 - Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital. Under Rule 15c3-1, the Company is required to maintain minimum net capital equal to the greater of $250,000 or two percent of aggregate debit balances arising from customer transactions, as defined. At December 31, 2022, the Company had net capital of $107,031,044 which was $106,781,044 in excess of its required net capital.

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